SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Subject Company (Issuer))

Caesars Entertainment Corporation

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

127686103

(CUSIP Number of Class of Securities)

Michael D. Cohen, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

(702) 407-6000

(Name, Address and Telephone Number of Person Authorized To Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Charles K. Ruck, Esq.

Michael A. Treska, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$28,548,886	$3,271.70

*

Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 7,681,893 shares of Issuer common stock and have an aggregate value of $28,548,886 as of July 20, 2012, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $8.85, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on July 20, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,271.70	Filing party: Caesars Entertainment Corporation
Form or Registration No. 005-41450	Date Filed: July 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on July 25, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on July 27, 2012 and Amendment No. 2 filed with SEC on August 8, 2012 (as amended and supplemented, the “Schedule TO”), relating to an offer by Caesars Entertainment Corporation (the “Company”) to its employees (including eligible officers), directors and service providers to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), granted under the Company’s Management Equity Incentive Plan on or prior to February 9, 2012, with an exercise price equal to or greater than $20.09, on a one-for-one basis, as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock to be made under the Company’s 2012 Performance Incentive Plan.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 3, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

“The Offer to Exchange expired at 9:00 p.m. Pacific Daylight Time on August 21, 2012 (the “Offer Expiration Date”). At that time, the Company cancelled all exchanged options and immediately thereafter granted the Replacement Options (as defined in the Offer to Exchange). The results of the Option Exchange were as follows:

Number of Participants	% of Eligible Participants	Shares Subject to Eligible Options Exchanged	% of Total Shares Subject to Eligible Options Exchanged	Shares Subject to Replacement Options Granted
313	94.8%	7,569,061	98.5%	7,569,061

As described in the Offer to Exchange, Replacement Options granted in exchange for Time-Based Eligible Options (as defined in the Offer to Exchange) have an exercise price equal either to $20.09 or $8.22 (representing the last reported sale price per share of the Company’s Common Stock on The NASDAQ Global Select Market on the Offer Expiration Date), depending on when such options vest or are scheduled to vest. Replacement Options granted in exchange for Performance-Based Eligible Options (as defined in the Offer to Exchange) have an exercise price of $8.22. The vesting terms of the Replacement Options are described in detail in the Offer to Exchange.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2012	CAESARS ENTERTAINMENT CORPORATION

	By:	/S/ MICHAEL D. COHEN
		Name:	Michael D. Cohen
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary